UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Phone: (319) 399-5700
Fax: (319) 286-2512
September 11, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	United Fire & Casualty Company Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2009 DEF 14A File No. 001-34257
FILED VIA EDGAR AND FACSIMILIE TRANSMISSION
Dear Mr. Rosenberg,
This letter is being submitted on behalf of United Fire & Casualty Company (the “Company”) in response to the comments set forth in your letter dated August 31, 2009 to Dianne M. Lyons, Vice President and Chief Financial Officer of the Company, with respect to the above filings.
Please note that each of the changes to the Company’s Form 10-K or DEF 14A disclosures as described below is intended to be applicable to the Company’s December 31, 2009 year-end filings and years following, subject, of course, to changes in the rules applicable to such filings. Please note that each of the changes to the Company’s Form 10-Q disclosure as described below is intended to be applicable to the Company’s Form 10-Q for the quarterly period ended September 30, 2009, and periods following, subject, of course, to changes in the rules applicable to such filings. For your convenience, we have set forth the comments from your letter in bold typeface, and appearing below each comment is the disclosure information or responses requested. The Company believes that the following information responds fully and completely to each of the comments in your August 31, 2009 correspondence.
Form 10-K for the Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Investment Valuation, page 45
1.	Please disclose information obtained from independent pricing services and brokers as follows:
•	The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from the independent pricing services or brokers; and
•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Phone: (319) 399-5700
Fax: (319) 286-2512
Management Response:
To determine the fair value of approximately 99.5 percent of our investments, we utilize prices obtained from independent, nationally recognized pricing services. We obtain one price for each security. When the pricing services cannot provide a determination of fair value for a specific security, we obtain non-binding price quotes from broker-dealers. We request and utilize one broker quote per security. The brokers we utilize to price securities are brokers we have had several years’ experience with, and who have demonstrated knowledge of the subject security.
We validate the prices obtained from pricing services and brokers prior to accepting them for reporting purposes by evaluating their reasonableness on a monthly basis. Our validation process includes a review for unusual fluctuations. Based upon our review we did not have a reason to question or reject the pricing obtained.
In order to determine the proper classification in the fair value hierarchy promulgated by SFAS No. 157, for each security where the price is obtained from an independent pricing service, we obtain and evaluate the vendors’ pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities such as a New York Stock Exchange closing price and quoted prices for identical securities in markets that are not active. For fixed maturity securities they may also evaluate interest rates and yield curves observable at commonly quoted intervals, volatility, prepayment speeds, loss severities, and credit risks and default rates. We have determined that these processes and inputs result in fair values and classifications consistent with SFAS No. 157.
We review our fair value hierarchy categorizations on a quarterly basis, at which time the classification of certain financial instruments may change. Typically, valuations based on unadjusted quoted prices in active markets are categorized as Level 1. Valuations based on quoted prices, other than quoted prices included Level 1, in markets that are not active or on inputs that are observable are categorized as Level 2.
2.	Please address the following:
•	The significant assumptions and other inputs used in your valuation models and a description of how these assumptions and inputs were derived;
•	Whether the valuation models used have changed from prior periods and a disclosure of the quantitative effect of such changes to the extent possible; and
•	A sensitivity analysis of the effect on operations and financial position of reasonably likely changes in the assumptions used.
Management Response:
An immaterial portion of our investment portfolio is valued based upon methods that use at least one significant assumption not observable in the market. These securities represent less than one half of one percent of our investment portfolio at December 31, 2008 and are categorized as Level 3 in the fair value hierarchy. In valuing Level 3 securities, we use one of the following methods: for securities where our independent pricing service no longer provides a market price, we use the most recent trading price available; for impaired securities where no active market exists, fair value is determined by our Chief Investment Officer (“CIO”), who has significant market knowledge and experience related to the timing and recovery value of impaired securities based on the nature of the impairment, such as bankruptcy or other credit related issues.
In 2008, our CIO determined fair value on two corporate bonds that were impaired in the third quarter. Our valuation models have remained unchanged from prior periods.
We have not provided a sensitivity analysis concerning the fair value of Level 3 securities because the amount of such securities is immaterial and have no effect on operations or financial position. In future filings, if the value of these securities becomes material, we will disclose a sensitivity analysis for likely changes in assumptions used to value the securities.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

3.	Please revise your disclosure to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).
Management Response:
We base our investment decisions on the credit characteristics of individual securities; however, within our municipal bond portfolio are a number of securities that were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. A downgrade in the credit ratings of the insurers of these securities in 2008 has resulted in a corresponding downgrade in the ratings of the securities. Of the insured municipal securities in our investment portfolio, approximately 99 percent were rated single A or above, and approximately 70 percent were rated AA or above at December 31, 2008, without the benefit of insurance. Due to the underlying financial strength of the issuers of the securities, we believe that the loss of insurance would not result in a material impact on our operations, financial position, or liquidity.
We reviewed our investment portfolio pertaining to securities guaranteed by third parties, with both direct and indirect exposure. We have no direct exposure in any of the guarantors that guarantee our investments. The table listed below identifies our five largest indirect exposures (79 percent) to financial guarantors as of December 31, 2008.

	Amount	Composite Rating
Natl-Re	$132,481,502	AA-
Ambac	77,677,724	A+
FSA	64,027,358	AA
Natl-Re FGIC	31,269,840	AA-
XLCA	22,248,023	A+

Total	$327,704,447
The company will revise this disclosure in future Form10-K filings, beginning with the December 31, 2009 Form 10-K filing.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 59
4.	Please revise your sensitivity analysis to disclose sensitivities regarding your fixed maturity securities similar to the investment classification presented in the table on page 72.
Management Response:
The table below agrees to the fair values reported in our consolidated balance sheet at December 31, 2008 for held-to-maturity, available-for-sale and trading fixed maturity securities.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

The single line disclosure in the December 31, 2008 Form 10-K included short-term investments which are excluded from the table below.
Sensitivity Analysis—Interest Rate Risk

	-200 Basis	-100 Basis		+100 Basis	+200 Basis
(Dollars in Thousands)	Points	Points	Base	Points	Points
HELD-TO-MATURITY
United States Government
Collateralized Mortgage Obligations	$1,951	$1,951	$1,952	$1,944	$1,936
Mortgage Backed Securities	705	705	699	692	688
States Municipalities & Political Subdivisions
General Obligations	2,278	2,278	2,317	2,286	2,231
Special Revenue	9,568	9,392	9,226	8,931	8,636
Corporate Bonds
Other	984	977	952	927	904

Total Held-to-Maturity Fixed Maturities	$15,486	$15,303	$15,146	$14,780	$14,395

AVAILABLE-FOR-SALE
United States Government
Collateralized Mortgage Obligations	$20,588	$19,568	$18,391	$17,257	$16,117
Mortgage Backed Securities	3	3	3	3	3
US Treasury	27,228	27,126	26,591	26,031	25,491
Agency	100,177	97,927	99,850	97,679	93,142
States Municipalities & Political Subdivisions
General Obligations	426,684	402,753	376,669	348,481	320,961
Special Revenue	254,614	239,932	227,117	210,976	194,739
Foreign Bonds
Canadian	32,925	32,415	31,149	29,797	28,494
Other Foreign	48,636	48,027	46,553	45,081	43,676
Public Utilities
Electric	205,274	202,201	196,436	190,069	183,939
Natural Gas	57,131	56,141	54,183	52,283	50,485
Other	5,388	5,043	4,695	4,371	4,074
Corporate Bonds
Bank, Trust & Insurance Companies	309,021	302,100	291,355	280,290	269,766
Transportation	29,806	29,605	29,009	28,384	27,787
Energy	91,030	90,764	88,866	86,890	84,984
Technology	75,624	74,590	72,524	70,450	68,484
Basic Industry	85,789	84,897	82,517	80,133	77,853
Credit Cyclical	54,570	53,824	51,953	50,105	48,340
Other	211,441	207,804	200,708	193,801	187,306

Total Available-For-Sale Fixed Maturities	$2,035,929	$1,974,720	$1,898,569	$1,812,081	$1,725,641

TRADING
Foreign Bonds
Other Foreign	$2,093	$2,093	$2,089	$2,077	$2,066
Corporate Bonds
Energy	1,117	1,116	1,103	1,088	1,073
Technology	2,473	2,461	2,420	2,377	2,335
Other	1,309	1,228	1,225	1,218	1,211
Redeemable Preferred	1,233	1,233	1,218	1,198	1,179

Total Trading Fixed Maturities	$8,225	$8,131	$8,055	$7,958	$7,864

Total Estimated Fair Value of Fixed Maturities	$2,059,640	$1,998,154	$1,921,770	$1,834,819	$1,747,900

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

The company will revise this disclosure in future Form10-K filings, beginning with the December 31, 2009 Form 10-K filing.
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 1. Significant Accounting Policies
Securities Lending, page 71
5.	Please address the following issues related to the accounting treatment for your securities lending transactions:
•	Cite references to the authoritative literature that you relied upon in accounting for your secured lending program;
•	Provide us with your analysis of the accounting guidance for securities lending transactions in SFAS 140, including references to paragraphs 15 and 91 through 95;
•	Disclose any restrictions on the use of the cash collateral received; and
•	Disclose all of the significant terms and conditions of your securities lending agreements.
Management’s Response:
We believe the disclosures in our Form 10-K and Form 10-Q (which, with the exception of the underlined introduction to the second paragraph, appears as set forth below) adequately address this comment. We will add the underlined material to future filings.
In April 2008, we began participating in a securities lending program, which generates investment income and discounts other investment fees we are charged, by lending certain investments to other institutions for short periods of time. Borrowers of these securities must deposit collateral, in the form of cash or U.S. Treasury securities, with The Northern Trust Company (“Northern Trust”), the third-party custodian. Collateral deposited by borrowing institutions must be equal to at least 102 percent of the market value of the securities loaned plus accrued interest. Northern Trust monitors the market value of our loaned securities on a daily basis. As the market value of loaned securities fluctuates, in order to maintain collateral values of at least 102 percent, the borrower either deposits additional collateral or Northern Trust refunds collateral to the borrower. If a borrower defaults under the lending agreement, Northern Trust will use the deposited collateral to purchase the same or similar security as a replacement for the security that was not returned by the borrower. However, if Northern Trust is unable to purchase the same or similar security, we will receive the deposited collateral in place of the borrowed security.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

We have analyzed the accounting guidance for securities lending transactions referenced in SFAS 140. In accordance with paragraph 15 of SFAS No. 140 since all collateral is held by Northern Trust and we have the right to access the deposited collateral only if the institution borrowing our securities is in default under the lending agreement, we do not recognize the receipt of the deposited collateral held by Northern Trust, or the obligation to return it at the conclusion of the lending agreement, in our Consolidated Financial Statements. We also maintain effective control of the loaned securities, and have the right and ability to redeem the securities loaned on short notice. Therefore, we continue to classify these securities as invested assets in our Consolidated Financial Statements. At December 31, 2008, we had no securities on loan under the program. At June 30, 2009 we had securities totaling $67.9 million, or 3.3 percent of our fixed maturity investment portfolio, on loan under the program.
Note 3, Fair Value of Financial Instruments, page 78
6.	Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities on page 80 and in the MD&A to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.
Management’s Response:
All transfers on the transfers in/out line of the table on page 80 of our December 31, 2008 Form 10-K were transfers in. To avoid future confusion, this table will display any transfers in and transfers out on separate lines. The securities that were transferred to Level 3 in the fair value hierarchy were either as a result of bankruptcies or private placements that do not have active markets. This is consistent with our valuation methodology, which has not changed from prior periods. A revised table is presented below and will be included in all future filings.

	Available-for-sale	Equity
(Dollars in Thousands)	fixed maturities	securities	Total
Balance at January 1, 2008	$1,527	$1,277	$2,804
Realized gains (losses) (1)	(8,473)	—	(8,473)
Unrealized gains (losses) (1)	(113)	60	(53)
Amortization	(37)	—	(37)
Purchases and disposals	(96)	—	(96)
Transfers in	13,446	514	13,960

Balance at December 31, 2008	$6,254	$1,851	$8,105

(1)	Realized gains (losses) are recorded as a component of current operations whereas unrealized gains (losses) are recorded as a component of comprehensive income (loss).
Form 10-Q for the Quarterly period ended June 30, 2009
Signatures
7.	We note from your most recent Form 10-Q that Ms. Lyons is also the company’s principal accounting officer, however she has not signed the Form 10-K in this capacity. In the future, the Form 10-K should also be signed by the company’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.
Management’s Response:
The company acknowledges that in future Form 10-K filings any person who occupies more than one of the positions specified in General Instruction D will sign the form indicating each such capacity.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

DEF 14A
Compensation Discussion and Analysis
Compensation and Benefits Philosophy, page 15
8.	We note that when determining the compensation levels for executive officers, your Compensation Committee considers “the compensation and benefits of executives of other insurance companies and companies of comparable size and geographic scope.” Please expand the discussion to identify the companies selected as your peer group and the criteria used to select the respective “insurance companies and companies of comparable size and geographic scope.” In addition, please describe how the Compensation Committee utilized and weighted this peer group information in its process to determine compensation levels.
Management’s Response:
In determining the overall compensation for our executive officers, the Compensation Committee utilizes information contained in an executive salary study provided every two to three years by an independent outside compensation consultant. This study is drawn from the consultant’s competitive market analysis of comparable positions utilizing ten published salary surveys. The consultant draws information from companies included within the salary survey that meet one or more of the following criteria: Industry group (Insurance Carriers); Geographic location (Cedar Rapids, Iowa, Midwestern United States); Assets ($1.2 billion — property and casualty; $1.5 billion — life); Premium ($500 million — property and casualty; $127 million — life); and Employee size (approximately 700). The information from the broad-based third party surveys is used to obtain a general understanding of current compensation practices.
The Compensation Committee utilizes the comparative information obtained from its independent compensation consultant as one component for determining the overall compensation of its executive officers. In establishing 2009 base salaries the compensation committee placed significant weight on the results provided by the compensation consultant. Results of the general market analysis showed that three of our named executive officers were under or just over the 25th percentile of base salary levels. Other components considered by the Compensation Committee include the cost of living and quality of life in the geographical areas where we are located, the executive’s experience level, the responsibilities of an executive’s position, our employee-friendly culture, and our desire to avoid significant compensation disparities between our executive officers and all other employees. The Compensation Committee considers the entire mix of information when making compensation decisions.
Direct Compensation
Base Salary, page 17
9.	We note that to determine increases in an executive’s base salary, you considered individual performance, pertinent experience with you, and increases in responsibility. We also note the 2008 salaries for Ms. Lyons and Messrs. Ramlo, McIntyre, Rife and Wilkins were increased or decreased by 19.2%, 24.4%, 0%, -50%, and 16.7%, respectively, compared to their 2007 salaries. However, your Compensation Discussion and Analysis does not disclose the individual performance objectives, experience evaluations, or any changes of responsibilities the Compensation Committee considered to determine the increases or decreases in your executive officers’ base salaries. Please provide us supplementally with a discussion explaining the Committee’s 2009 salary increase decisions and confirm that you will provide comparable information, as applicable, in your 2010 proxy statement. Your discussion should include the following:
•	The Committee’s assessment of the individual performance of each NEO including the factors, criteria, objectives or standards they considered in assessing performance;

•	The Committee’s evaluations of pertinent experience for each NEO;

•	The Committee’s analysis of any changes in the respective responsibilities of each NEO; and

•	An explanation of how the assessment of individual performance, pertinent experience, and level of responsibility affected any change in base salaries.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

To the extent that these criteria, objective, goals, etc. used to assess performance are quantifiable, the discussion in your proxy statement should also be quantified.
Management Response:
The Compensation Committee has established informal guidelines that call for increasing named executive officer salaries to a level that would place them, individually, between the 25th and the 50th percentile of a salary base level that was determined for each position from the consultant’s competitive market analysis of comparable positions utilizing ten published salary surveys. (Please refer to our response to question number 8, above). This goal was a significant factor in determining the salaries of the named executive officers in 2009.
The Compensation Committee believes that the Company can attract and retain experienced executives using its informal guidelines because of other favorable aspects of our work environment, including the cost of living and the quality of life in the geographical areas where we are located and our employee-friendly culture.
In addition to the base salary targets described above, the Compensation Committee also evaluated the performance, experience and level of responsibility for each named executive officer in establishing 2009 base salary levels.
Randy A. Ramlo.
The Compensation Committee assessed Mr. Ramlo’s performance as CEO against the following criteria:
•	Mr. Ramlo’s performance against his goals and objectives for the year, which included attaining return on equity of 13% or more; growth in written premium of 3% or more; limiting underwriting expense ratio to 31% or less; limiting combined ratio to 94% or less; increasing average agency premium size; developing a plan for enhancing the disaster recovery center; continued emphasis on loss control; emphasize life company products; incorporate predictive modeling in one line of business; and manage catastrophe exposure;

•	Factors that hindered the achievement of quantitative goals, including the continuing soft market conditions, the investment market environment, and the historic flooding of the company’s home office;

•	The Company’s performance relative to the insurance industry;

•	The occurrence of company-specific extraordinary events in 2008, including the 2008 flooding of the home office;

•	Mr. Ramlo’s leadership during the relocation of the home office caused by the 2008 flood; and

•	Mr. Ramlo’s continued growth in his second year as president and chief executive officer.
The Compensation Committee also considered Mr. Ramlo’s compensation in the context of the committee’s general understanding of current compensation practices. Based on its overall assessment, the Compensation Committee set Mr. Ramlo’s 2009 base salary at $400,000, which was a 14.3 percent increase over 2008.
Other Named Executive Officers.
Mr. Ramlo evaluated the performance and experience of the other named executive officers and presented his assessment of their individual performance and salary recommendation to the Compensation Committee.
Dianne M. Lyons
Mr. Ramlo based his evaluation of Ms. Lyons on the following performance and experience criteria: timeliness and accuracy of financial reporting; reduced number and materiality of audit recommendations; continued enhancement of the quality and efficiency of internal controls; continued growth in role as chief financial officer; assumption of new duties relating to registration under the Securities Exchange Act of 1934; and experience gained in handling flood-related disaster cash management.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
September 11, 2009

Based upon Mr. Ramlo’s report and its overall assessment of Ms. Lyons’ performance, the Compensation Committee set Ms. Lyons’ base salary at $250,000 (a 11.1 percent increase over 2008).
Michael T. Wilkins
Mr. Ramlo based his evaluation of Mr. Wilkins on the following performance and experience criteria: gain in personal lines underwriting experience; his role in implementing and continuing the quality of our reinsurance program in general and our catastrophe coverage in particular; growth in the efficiency of our information technology operations; and growth in and assumption of greater responsibilities as executive vice president.
Based upon Mr. Ramlo’s report, the Compensation Committee’s overall assessment of Mr. Wilkins’ performance, and the committee’s general understanding of current compensation practices, the Compensation Committee set Mr. Wilkins’ 2009 base salary at $270,000 (a 12.5 percent increase from 2008).
Scott McIntyre Jr.
The Compensation Committee established the 2009 salary for Mr. McIntyre at $250,000, a 33.3 percent decrease from 2008. This decrease reflects Mr. McIntyre’s diminished role in the day-to-day operations of the Company.
John A. Rife
The Compensation Committee established the 2009 salary for Mr. Rife at $120,000, a 52.0 percent decrease from 2008. The decrease in salary for Mr. Rife reflects his retirement from United Life Insurance Company effective May 20, 2009.
We confirm that we will provide comparable information, as applicable, in our 2010 proxy statement.
In connection with management’s responses to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Kevin Helbing, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE & CASUALTY COMPANY

/s/ Dianne M. Lyons
Dianne M. Lyons Vice President, Chief Financial Officer and Principal Accounting Officer